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                                                                   EX-99. (j)(A)

            Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Wells Fargo Funds Trust:

We consent to the use of our reports for the C&B Mid Cap Value Fund, Common Stock Fund, Discovery Fund, Enterprise Fund, Mid Cap Disciplined Fund, Mid Cap Growth Fund, Opportunity Fund, Small Cap Disciplined Fund, Small Cap Growth Fund, Small Cap Opportunities Fund, Small Cap Value Fund, Small/Mid Cap Value Fund, Specialized Financial Services Fund, and Specialized Technology Fund, a total of fourteen funds of the Wells Fargo Funds Trust, dated December 22, 2008, incorporated herein by reference, and to the references to our firm under the headings "Financial Highlights" in the prospectuses and "Independent Registered Public Accounting Firm" in the statements of additional information.


/s/ KPMG LLP

Philadelphia, Pennsylvania
February 27, 2009